UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 27)*

TRIARC COMPANIES, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

CLASS A COMMON STOCK: 895927 10 1
CLASS B COMMON STOCK: 895927 30 9
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 11,554,770 (Class A Common Stock) 15,625,649 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 6,980,372 (Class A Common Stock) 8,918,689 (Class B Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 11,554,770 (Class A Common Stock) 15,625,649 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.91% (Class A Common Stock)* 24.38% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 11,658,820 (Class A Common Stock) 15,414,784 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 3,604,648 (Class A Common Stock) 4,612,945 (Class B Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 11,658,820 (Class A Common Stock) 15,414,784 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.27% (Class A Common Stock)* 24.05% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 255 (Class A Common Stock) 194,370 (Class B Common Stock)
	8	SHARED VOTING POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 255 (Class A Common Stock) 194,370 (Class B Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 946,255 (Class A Common Stock) 2,001,970 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27% (Class A Common Stock)* 3.12% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27% (Class A Common Stock)* 2.82% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27% (Class A Common Stock)* 2.82% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27% (Class A Common Stock)* 2.82% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 946,000 (Class A Common Stock) 1,807,600 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27% (Class A Common Stock)* 2.82% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 229,614 (Class A Common Stock) 438,743 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 229,614 (Class A Common Stock) 438,743 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 229,614 (Class A Common Stock) 438,743 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79% (Class A Common Stock)* 0.68% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 716,386 (Class A Common Stock) 1,368,857 (Class B Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 716,386 (Class A Common Stock) 1,368,857 (Class B Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 716,386 (Class A Common Stock) 1,368,857 (Class B Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47% (Class A Common Stock)* 2.14% (Class B Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 0
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

AMENDMENT NO. 27 TO SCHEDULE 13D

This Amendment No. 27 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008 (“Amendment 25”), and as amended by Amendment No. 26 dated September 23, 2008 (“Amendment 26”)(the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share (the “Class A Common Stock”), and the Class B Common Stock, Series 1, par value $.10 per share (the “Class B Common Stock”), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 and 26, all references in the Statement to “Common Stock” shall be deemed to refer to the Class A Common Stock.

Items 3 and 5 of the Statement are hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Since September 22, 2008, Trian Onshore and Trian Master Fund have purchased an aggregate of 440,000 shares of Class A Common Stock and 920,000 shares of Class B Common Stock. As of 4:00 p.m., New York City time, on September 24, 2008 the aggregate purchase price of such shares of Class A Common Stock was $2,265,670 and the aggregate purchase price of such shares of Class B Common Stock was $4,796,650.  The source of the funding for the purchase of these shares of Class A Common Stock and Class B Common Stock was the respective general working capital of the purchasers.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 is amended by deleting (i) the eleventh through twenty-second paragraphs thereof and (ii) each of the paragraphs in Item 5 of Amendment 25, and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 6,980,372 shares of Class A Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 3,604,648 shares of Class A Common Stock.  Mr. Garden directly owns and has the sole power to dispose of and vote 255 shares of Class A Common Stock

The Peltz L.P. is the beneficial owner of 23,550 shares of Class A Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's minor children are the beneficial owners of 200 shares of Class A Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 127,800 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 3,604,648 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 6,980,372 shares of the Class A Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 229,614 shares of Class A Common Stock and Trian Master Fund directly owns 716,386 shares of Class A Common Stock.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Class A Common Stock owned by Trian Onshore, Trian Master Fund, Trian GP and Trian GP LLC.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 11,554,770 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, Trian Onshore and Trian Master Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 39.91% of the outstanding shares of Class A Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 11,658,820 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore and Trian Master Fund, but excluding shares beneficially owned by the Peltz L.P. and Mr. Peltz's minor children), representing approximately 40.27% of the outstanding shares of Class A Common Stock. Mr. Garden may be deemed to beneficially own an aggregate of 946,255 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Trian Onshore and Trian Master Fund), representing approximately 3.27% of the outstanding shares of Class A Common Stock.

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 8,918,689 shares of Class B Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 4,612,945 shares of Class B Common Stock. Mr. Garden directly owns and has the sole power to dispose of and vote 194,370 shares of Class B Common Stock.

The Peltz L.P. is the beneficial owner of 47,100 shares of Class B Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member. In addition, Mr. Peltz's minor children are the beneficial owners of 400 shares of Class B Common Stock. Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Class B Common Stock. Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation.  Mr. Peltz may be deemed to beneficially own the shares of Class B Common Stock owned by the Peltz Family Foundation.  Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 75,550 shares of Class B Common Stock.  Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Class B Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 4,612,945 shares of the Class B Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 8,918,689 shares of the Class B Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class B Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class B Common Stock owned by Mr. Peltz.

Trian Onshore directly owns 438,743 shares of Class B Common Stock and Trian Master Fund directly owns 1,368,857 shares of Class B Common Stock.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Class B Common Stock owned by Trian Onshore, Trian Master Fund, Trian GP and Trian GP LLC.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 15,625,649 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by Mr. May, the Peltz L.P., Mr. Peltz's minor children, the Peltz Family Foundation, Trian Onshore and Trian Master Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 24.38% of the outstanding shares of Class B Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 15,414,784 shares of Class B Common Stock (including shares of Class B Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore and Trian Master Fund, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 24.05% of the outstanding shares of Class B Common Stock. Mr. Garden may be deemed to beneficially own an aggregate of 2,001,970 shares of Class B Common Stock (including shares of Class A Common Stock beneficially owned by Trian Onshore and Trian Master Fund), representing approximately 3.12% of the outstanding shares of Class B Common Stock.

Accordingly, as a result of the Voting Agreement and their relationships with Trian Onshore, Trian Master Fund, Trian GP and Trian GP LLC, Mr. Peltz may be deemed to beneficially own approximately 37.10% of the combined voting power in the Company, and Mr. May may be deemed to beneficially own approximately 37.33% of the combined voting power in the Company.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Parts (a) and (b) of Item 5 of Amendment 26 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on September 24, 2008, the Filing Persons beneficially owned, in the aggregate, 11,682,825 shares of Class A Common Stock and 15,895,569 shares of Class B Common Stock, representing approximately 40.35% of the outstanding Class A Common Stock and approximately 24.81% of the outstanding Class B Common Stock (based upon the 28,952,771 shares of Class A Common Stock and 64,081,445   shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company’s Form S-4/A, filed on August 14, 2008).

(b)  Each of Trian Onshore and Trian Master Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 229,614 and 716,386 shares of Class A Common Stock, respectively, and 438,743 and 1,368,857 shares of Class B Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Master Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock and Class B Common Stock that Trian Onshore and Trian Master Fund directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock and Class B Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock and Class B Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Item 5 of the Statement is amended and supplemented by the following:

(c)  The following tables set forth all transactions with respect to the shares of Class A Common Stock and Class B Common Stock effected since the filing of Amendment 26 by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on September 24, 2008.  All such transactions were effected in the open market and the tables include commissions paid in per share prices.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

Class A Common Stock

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Onshore	9/23/2008	53,399	5.1235	Purchase
Trian Onshore	9/24/2008	53,399	5.1750	Purchase

Trian Master Fund	9/23/2008	166,601	5.1235	Purchase
Trian Master Fund	9/24/2008	166,601	5.1750	Purchase

Class B Common Stock

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Onshore	9/23/2008	111,652	5.1893	Purchase
Trian Onshore	9/24/2008	111,652	5.2382	Purchase

Trian Master Fund	9/23/2008	348,348	5.1893	Purchase
Trian Master Fund	9/24/2008	348,348	5.2382	Purchase

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2008

TRIAN PARTNERS GP, L.P.

By:     /s/EDWARD P. GARDEN
          ---------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:       /s/EDWARD P. GARDEN
         ----------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/EDWARD P. GARDEN
        ------------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:       /s/EDWARD P. GARDEN
            -----------------------------------------------------------
Name: Edward P. Garden
Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:     /s/EDWARD P. GARDEN
           ------------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:       /s/EDWARD P. GARDEN
             ----------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:       /s/EDWARD P. GARDEN
            -----------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:      /s/EDWARD P. GARDEN
            -----------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:      /s/EDWARD P. GARDEN
            ------------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:     /s/EDWARD P. GARDEN
          --------------------------------------------------------------
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:      /s/EDWARD P. GARDEN
           --------------------------------------------------------------
Name: Edward P. Garden
Title: Member

                                                                                                        /s/NELSON PELTZ
                                                                                                        ------------------------------------------------------
Nelson Peltz

                                                                                                        /s/PETER W. MAY
                                                                                                       -------------------------------------------------------
Peter W. May

                                                                                                        /s/EDWARD P. GARDEN
                                                                                                       -------------------------------------------------------
Edward P. Garden

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.